UNITED STATES
                     SECURITIES AND EXCHANGE COMMISSION
                           Washington, D.C. 20549

                               SCHEDULE 13D/A

        Under the Securities Exchange Act of 1934 (Amendment No. 6)*


                          United Auto Group, Inc.
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                              (Name of Issuer)

                Common Stock (Par Value $ 0.0001 Per Share)
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                Common Stock (Par Value $ 0.0001 Per Share)
                   Issuable Upon Conversion of Series A
Convertible Preferred Stock, Series B Preferred Stock or Exercise of Warrants
                       (Title of Class of Securities)

                                909440 10 9
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                               (CUSIP Number)

                          Valerie Ford Jacob, Esq.
                  Fried, Frank, Harris, Shriver & Jacobson
                             One New York Plaza
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                             New York, NY 10004
                                212-859-8000
         (Name, Address and Telephone Number of Persons Authorized
                  to Receive Notices and Communications)

                             December 15, 2000
------------------------------------------------------------------------------
          (Date of Event which Requires Filing of this Statement)


If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box |_|.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INTERNATIONAL MOTOR CARS GROUP I, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           10,808,574

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         10,808,574

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,732,884

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.9%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    INTERNATIONAL MOTOR CARS GROUP II, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           3,053,317

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         3,053,317

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,732,884

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.9%

14  TYPE OF REPORTING PERSON

    OO

                             SCHEDULE 13D

CUSIP No. 909440 109

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PENSKE CAPITAL PARTNERS, L.L.C.

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           13,861,891

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         13,861,891

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,732,884

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.9%

14  TYPE OF REPORTING PERSON*

    OO

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    JAMES A. HISLOP

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           0

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       13,861,891

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         0

                10  SHARED DISPOSITIVE POWER

                    13,861,891

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,732,884

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.9%

14  TYPE OF REPORTING PERSON

    IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    ROGER S. PENSKE

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [X]
                                                         (b)  [ ]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    NOT APPLICABLE

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    UNITED STATES

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           418,333

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       18,314,551

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         418,333

                10  SHARED DISPOSITIVE POWER

                    18,314,551

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,732,884

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.9%

14  TYPE OF REPORTING PERSON

    IN

                             SCHEDULE 13D

CUSIP No. 909440 10 9

1   NAME OF REPORTING PERSON
    S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

    PENSKE CORPORATION

2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP     (a)  [ ]
                                                         (b)  [X]

3   SEC USE ONLY

4   SOURCE OF FUNDS

    WC

5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
    PURSUANT TO ITEMS 2(d) or 2(e)                           [ ]

    NOT APPLICABLE

6   CITIZENSHIP OR PLACE OF ORGANIZATION

    DELAWARE

  NUMBER OF      7  SOLE VOTING POWER

   SHARES           4,452,660

 BENEFICIALLY    8  SHARED VOTING POWER

OWNED BY EACH       0

 REPORTING       9  SOLE DISPOSITIVE POWER

PERSON WITH         4,452,660

                10  SHARED DISPOSITIVE POWER

                    0

11  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

    18,732,884

12  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11)             [ ]
    EXCLUDES CERTAIN SHARES

13  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

    54.9%

14  TYPE OF REPORTING PERSON

    CO

          This Amendment No. 6 ("Amendment") amends and supplements the
Schedule 13D filed on behalf of International Motor Cars Group I, L.L.C., a Delaware limited liability company ("IMCG I"), International Motor Cars Group II, L.L.C., a Delaware limited liability company ("IMCG II" and together with IMCG I, the "Purchasers"), Penske Capital Partners, L.L.C., a Delaware limited liability company ("PCP"), Penske Corporation, a Delaware corporation ("Penske Corporation"), Roger S. Penske and James A. Hislop (all such persons, the "Reporting Persons") with the Securities and Exchange Commission on April 22, 1999, as amended by Amendment No. 1 filed on May 3, 1999, Amendment No. 2 filed on August 5, 1999, Amendment No. 3 filed on February 9, 2000, Amendment No. 4 filed on September 12, 2000 and Amendment No. 5 filed on October 26, 2000 (the "Schedule 13D"), relating to the Voting Common Stock, par value $0.0001 per share (the "Voting Common Stock") of United Auto Group, Inc., a Delaware Corporation (the "Company"). Capitalized terms used but not otherwise defined herein shall have the meanings ascribed to such terms in the Schedule 13D. The Schedule 13D is hereby amended and supplemented as follows:

ITEM 3.   SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

          The $41,927,655 cash purchase price for the 3,993,110 shares of Voting Common Stock of the Company purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary, pursuant to the BNS Stock Purchase Agreement (as defined in Item 5(c) below) was funded out of working capital of Penske Corporation, and was contributed by Penske Corporation to Penske Automotive.

ITEM 4.   PURPOSE OF TRANSACTION.

          The shares purchased by Penske Corporation through Penske Automotive, its wholly owned subsidiary, pursuant to the BNS Stock Purchase Agreement were purchased for investment purposes.

          Pursuant to an order of the U.S. Bankruptcy Court for the Southern District of New York entered on October 18, 2000, the Bank of Nova Scotia ("BNS") acquired beneficial ownership of the 3,993,110 shares of Voting Common Stock that are the subject of the BNS Stock Purchase Agreement. This resulted in the termination of Trace's rights under the Stockholders Agreement, including those with respect to designating a representative to serve on the Company's Board of Directors. The Board of Directors to date has not taken action to remove or replace Trace's representative, Marshall Cogan.

ITEM 5.   INTERESTS IN SECURITIES OF THE ISSUER.

          As of December 18, 2000, the Reporting Persons were advised by the Company that there were 19,850,331 shares of Voting Common Stock outstanding (not including any securities convertible into Voting Common Stock).

          (a) As of December 18, 2000, as a result of the transactions previously reported on this Schedule 13D and (x) the purchase by Penske Corporation indirectly through Penske Automotive, its wholly owned subsidiary, of 3,993,110 shares of Voting Common Stock pursuant to the BNS Stock Purchase Agreement and (y) the vesting, to occur on January 14, 2001, of a portion of an option (such portion covering 8,333 shares of Voting Common Stock) previously granted to Roger S. Penske, the Reporting Persons may be deemed to be the beneficial owners of an aggregate of 18,732,884 shares of Voting Common Stock, which constitutes approximately 54.9% of the 34,120,555 shares of Voting Common Stock deemed to be outstanding for this purpose. The 34,120,555 shares deemed to be outstanding was determined by adding the 19,850,331 shares of Voting Common Stock currently outstanding to the 14,270,555 shares of Voting Common Stock into which the shares of Series A Preferred Stock and Series B Preferred Stock are convertible and for which the Second Closing Options (as defined in Item 5(b) below), the portion of the option referred to above and the Warrants are exercisable.

          As of December 18, 2000, taking into account only those securities held by the Reporting Persons that are currently outstanding and have voting rights, the Reporting Persons held approximately 45.8% of the voting power with respect to matters coming before the holders of the Voting Common Stock and the Series A Preferred Stock.

          (b) Assuming the conversion into Voting Common Stock of the Series A Preferred Stock and Series B Preferred Stock and the exercise of the Warrants into Voting Common Stock, IMCG I has the sole power to direct the vote and disposition of 10,808,574 shares of Voting Common Stock, and IMCG II has the sole power to direct the vote and disposition of 3,053,317 shares of Voting Common Stock, in each case subject to certain restrictions contained in the Stockholders Agreement. Penske Corporation has the sole power to direct the vote and disposition of 4,452,660 shares of Voting Common Stock. Roger S. Penske has the sole power to direct the vote and disposition of 10,000 shares of Voting Common Stock, and, upon the exercise of the option to purchase the 400,000 shares of Voting Common Stock granted to Roger S. Penske at the Second Closing (the "Second Closing Options") and the exercise of a portion of an option (such portion covering 8,333 shares of Voting Common Stock) previously granted to Roger S. Penske, which portion will vest on January 14, 2001, Roger S. Penske will have the sole power to direct the vote and disposition of an aggregate of 418,333 shares of Voting Common Stock.

          (c) On December 15, 2000, in a privately negotiated transaction, Penske Corporation, through its wholly owned subsidiary, Penske Automotive, purchased 3,993,110 shares of Voting Common Stock from BNS, at a price of $10.50 per share, pursuant to the Purchase Agreement, dated as of December 15, 2000, by and between Penske Automotive and BNS (the "BNS Stock Purchase Agreement"). The BNS Common Stock Purchase Agreement is attached as Exhibit 16 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          Except as described herein, none of the Reporting Persons have effected any transactions in the Voting Common Stock since October 26, 2000, the date of the fifth amendment to this Schedule 13D.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

          On December 15, 2000, Penske Automotive and BNS entered into the BNS Stock Purchase Agreement.

          On December 14, 2000, in connection with the execution and delivery of the BNS Stock Purchase Agreement, AIF, Aeneas, IMCG I, IMCG II, and the Company entered into Amendment No. 1 to the Stockholders Agreement (the "Stockholders Agreement Amendment"). The Stockholder's Agreement was amended (1) to extend the termination date of the standstill provisions contained in Section 3.1 thereof from May 3, 2002 to December 14, 2003, (2) to increase from 49% to 60% the percentage of beneficial ownership of securities of the Company that the Purchasers may acquire without consent under the Stockholders Agreement, and (3) to delete the exceptions to the above referenced standstill provisions which had provided that with respect to the Purchasers, a tender offer for all, but not less than all, of the outstanding shares of Common Stock or a merger with or into the Company did not require any consent under the Stockholder's Agreement. In accordance with Section 144 of the Delaware General Corporation Law, a majority of the disinterested members of the Board of Directors of the Company authorized and approved the Stockholders Agreement Amendment. The Stockholders Agreement Amendment is attached as Exhibit 17 hereto and is incorporated in and made a part of this Schedule 13D in its entirety by this reference.

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2000


                                INTERNATIONAL MOTOR CARS GROUP I, L.L.C.


                                  By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                         By: /s/ James A. Hislop
                                             --------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2000


                                INTERNATIONAL MOTOR CARS GROUP II, L.L.C.


                                  By:    PENSKE CAPITAL PARTNERS, L.L.C.
                                         Its Managing Member



                                         By: /s/ James A. Hislop
                                             --------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2000


                                         PENSKE CAPITAL PARTNERS, L.L.C.


                                         By: /s/ James A. Hislop
                                             --------------------------
                                             James A. Hislop
                                             President

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2000


                                         /s/ James A. Hislop
                                         ------------------------------
                                             James A. Hislop

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2000



                                         /s/ Roger S. Penske
                                         ------------------------------
                                             Roger S. Penske

          After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

December 18, 2000


                                         PENSKE CORPORATION


                                         By:/s/ Robert Kurnick
                                            --------------------------------
                                            Name:   Robert Kurnick
                                            Title:  Executive Vice President

                               EXHIBIT INDEX
                               -------------

Exhibit 16     --     Stock Purchase Agreement, dated as of December 15, 2000,
                      by and between Penske Automotive Holdings Corp. and the Bank of Nova Scotia.

Exhibit 17     --     Amendment to the Stockholders Agreement, dated as of
                      December 14, 2000, by and among AIF II, L.P., Aeneas
                      Venture Corporation, International Motor Cars Group
                      I, L.L.C., International Motor Cars Group II, L.L.C., and United Auto Group, Inc.